恒生銀行
HANG SENG BANK

Our Ref: HOS LGA 070596
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finan[redacted]
450 5th Street, NW
Washington, DC 20549
USA

5 November 2007

07027973

Attention: Ms Janette M Aalbregtse

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to advise that the Directors today declared a Third Interim Dividend for the year ending 31 December 2007.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

C C Li
Company Secretary

Encl

dlw 11/19

恒生銀行
HANG SENG BANK

Press Release 新聞稿

5 November 2007

HANG SENG ANNOUNCES THIRD INTERIM DIVIDEND FOR 2007

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2007.

The third interim dividend will be payable on Tuesday, 11 December 2007, to shareholders on the Register of Shareholders as at Tuesday, 27 November 2007.

The results for the year to 31 December 2007 will be announced on Monday, 3 March 2008. It is intended that any fourth interim dividend for 2007 that is announced on that date would be payable on Friday, 28 March 2008 to shareholders on the Register on Tuesday, 18 March 2008.

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 27 November 2007, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2007, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:30 pm on Monday, 26 November 2007, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Founded in 1933, Hang Seng Bank operates around 150 branches and automated banking centres and 13 Business Banking Centres in Hong Kong. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, a branch in Macau, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 19 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing and Hangzhou.

With consolidated assets of HK$741.3 billion as at 30 June 2007, Hang Seng Bank reported a profit attributable to shareholders of HK$8,867 million for the first six months of 2007 and HK$12.04 billion in 2006. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the Bank's website at www.hangseng.com.

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